EXHIBIT 3.1

ARTICLES OF AMENDMENT

OF

FIRST NATIONAL LINCOLN CORPORATION

VOTED:	To amend the Articles of Incorporation of the corporation, as follows:

To change the name of the corporation from “First National Lincoln Corporation” to “The First Bancorp, Inc.”;

To add the following to ARTICLE SIXTH:

The presence in person or by proxy of the holders of not less than one-third of the shares entitled to vote at any meeting of the shareholders shall constitute a quorum for that meeting and, except where a larger percentage is required by these Articles of Incorporation or by law, action at any meeting of the shareholders at which a quorum is present may be taken by the affirmative vote of the holders or representatives of a majority of the stock present or represented. In order to be elected a director of this corporation, a nominee must receive the affirmative vote of the holders of at least a majority of the outstanding shares of common stock of this corporation entitled to receive notice of, and to vote at, the meeting of shareholders at which such vote is taken.

To add the following new ARTICLE NINTH:

The corporation shall in all cases indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with such action, suit or proceeding; provided that no indemnification shall be provided for any person with (a) respect to any matter as to which he/she (i) received a financial benefit to which he/she is not entitled; (ii) intentionally inflicted harm on the corporation or its shareholders; (iii) violated Section 833 of the Maine Business Corporation Act; or (iv) intentionally violated criminal law, or (b) unless ordered by a court under Section 855(1)(C) of the Maine Business Corporation Act, (i)

in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the person seeking indemnification has met the relevant standard under Section 852(1) of the Maine Business Corporation Act, or (ii) in connection with any proceeding with respect to conduct for which the person seeking indemnification was adjudged liable on the basis that he/she received a financial benefit to which he/she was not entitled, whether or not involving action in such person’s official capacity. The termination of any action, suit or proceeding by judgment, order or conviction adverse to such person, or by settlement or plea of nolo contendere or its equivalent, shall not of itself create a presumption that such person did not act in good faith in the reasonable belief that his/her action was in the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was unlawful.

{W1034150.1}